
January 27, 2021

Theodore Koenig
Chairman and Chief Executive Officer
MCAP Acquisition Corp
311 South Wacker Drive
Suite 6400
Chicago, IL 60606

> **Re: MCAP Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Filed December 31, 2020**
> **CIK No. 0001838672**

Dear Mr. Koenig:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1.   We note the discussion of the indication of interest by Monroe Capital, LLC. Please indicate whether there is an agreement with Monroe Capital and, if so, file it as an exhibit. We also note the statement that you "can leverage Monroe Capital's robust originating platform." With respect to competitive advantages you believe you have by virtue of Monroe's employees, technology and other resources, please revise to clearly describe the arrangement, agreement or understanding with respect to Monroe's obligations or intent, if any, to provide such resources. If there are no arrangements, agreements or understandings please clarify why you believe you will have competitive advantages due to Monroe's resources.

Theodore Koenig
MCAP Acquisition Corp
January 27, 2021
Page 2

<u>Capitalization, page 65</u>

2.   Please revise all date references from September 30, 2020 to December 21, 2020.

      You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction